UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd
Changning District Shanghai 200336
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Announcement of Strategic Transformation Plan

On December 18, 2025, the Board of Directors (the “Board”) of Nisun International Enterprise Development Group Co., Ltd (the “Company”) approved a comprehensive strategic transformation plan. The plan is designed to optimize the Company’s asset structure, mitigate ongoing operational risks, and foster sustainable long-term growth. The details of the plan are set forth below.

Rationale for Strategic Transformation

Based on an unaudited internal financial assessment and an analysis of the current market and regulatory landscape, the Board has determined that the Company’s business segments related to SME financing, supply chain financing, and associated transaction services face significant operational and financial challenges, along with deteriorating future prospects. Factors such as shifts in market dynamics and ongoing adjustments in regulatory policies are expected to continue to adversely impact the financial performance and viability of these segments. The Board believes that the continued operation of these business lines would present an unacceptable risk to the Company’s overall financial stability and long-term value creation.

In the exercise of its fiduciary duties and business judgment, and to protect the long-term interests of the Company and its shareholders, the Board has made the strategic decision to execute a complete exit from these business segments. This action is intended to stem potential financial losses and enable the Company to redeploy its capital and resources toward new strategic initiatives with what the Board believes to be superior growth prospects.

Future Strategic Direction: A Focus on Artificial Intelligence, Technology and Data

Upon completion of the business adjustments, the Company’s core focus will shift to becoming a provider of artificial intelligence and technology-empowered professional services. The Company will concentrate its efforts on the following high-growth areas:

●	Information Technology (IT) Services: Delivering essential digital transformation services to commercial clients, including custom software development, system integration, and advanced cloud-based solutions.

●	Financial Industry Information Technology Solutions: Providing tailored IT solutions for financial institutions to help them digitalize business processes, implement intelligent risk controls, and enhance operational efficiency.

●	Data Solutions: Leveraging data as a core asset to offer comprehensive enterprise solutions powered by cutting-edge data technologies and artificial intelligence.

●	Artificial Intelligence-Powered Services: Building artificial intelligence model, platform and infrastructure to offer a diverse suite of AI-powered services and solutions to customers across various industries.

Board Resolution and Risk Disclosure

The strategic transformation plan was formally approved by the Board of Directors on December 18, 2025. The Board is confident that this is a necessary and prudent strategic measure to pursue long-term growth and enhance shareholder value.

However, the Board and management advise shareholders and potential investors that the implementation of this strategic transformation is a complex process and its outcomes are subject to significant risks and uncertainties. There can be no assurance that the strategic transformation will be successful or that the anticipated benefits will be realized. During the transition period, as the Company winds down legacy operations and invests in its new business lines, its overall revenue and profitability are expected to face significant downward pressure. Key risks include, but are not limited to: (i) execution risk, including potential difficulties and unexpected costs in exiting legacy businesses and developing new service offerings; (ii) financial impact, as the wind-down of existing revenue streams may occur more rapidly than the generation of new revenue, potentially leading to sustained operating losses; (iii) market acceptance risk, as the success of the new business lines depends on market demand and the Company’s ability to compete effectively; and (iv) resource allocation risk, including the ability to attract and retain key personnel with the necessary expertise in the new technology sectors. The Company is committed to managing this transition effectively and will provide further updates as the plan progresses.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to the implementation of the strategic transformation; the Company’s ability to successfully execute its exit from legacy business lines in a timely and cost-effective manner; the Company’s ability to develop its new business lines and achieve market acceptance for its new services; the impact of the transition on its financial performance, including potential for decreased revenue and sustained losses; the costs associated with developing new technologies and services; competition in the IT services and data solutions markets; the Company’s ability to attract and retain qualified personnel; and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as may be required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise
Development Group Co., Ltd

Date: December 18, 2025	By:	/s/ Xin Liu
	Name:	Xin Liu
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly
Authorized Officer

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